Eclipsys Corporation
1750 Clint Moore Road
Boca Raton, FL
(561) 322-4321

VIA EDGAR

October 17, 2007

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Eclipsys Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed May 23, 2007
File No. 000-24539

Dear Ms. Collins:

This letter sets forth Eclipsys Corporation's (“Eclipsys” or the “Company”) responses to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 19, 2007 concerning Eclipsys' Form 10-K for the year ended December 31, 2006.  Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the Staff’s comments immediately preceding our responses.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 21

1.
We note in your risk factors on page 15 that the Company intends to increase the size and scope of your operations in India to include additional research and development and administrative functions.  The Company also believes the operation in India will be integral to the Company.  Tell us how you considered expanding your discussion in MD&A to include any known trends and expansion plans that are expected to have the material effects on your operations.  We refer you to the guidance in Section III.B.3 of Release No. 33-8350.

We note the Staff's comment and wish to clarify that our operations in India for the year ended December 31, 2006 are not material to the consolidated financial statements.  Total assets and operating expenses of our Indian operations were less than 1% of the corresponding consolidated amounts.  Our current forecast for the year ending December 31, 2007 shows that total assets and operating expenses of our Indian operations are expected to be less than 2% of the corresponding consolidated amounts.  In addition, our operations in India do not involve any revenue generating activities.

We have discussed publicly the important role we expect our India operations to play in the Company’s future growth and development, and we believe it is appropriate to augment this information with our view of related material risks.  The risk factor disclosure was intended to reference the business risk involved with operating in a foreign market, and the Company's potential reliance on its growing workforce in India.  We note that, in addition to the risk factor discussion, the MD&A overview does mention our acquisition in India and our expectation that it will provide a foundation for a growing development and support organization in India.  This disclosure was included because we believe our India operations are an important element of our plans and a factor that could affect future financial condition and results of operations.  However, at the time the MD&A disclosure was prepared, we did not believe we had enough experience with our India operations, or that our India operations had evolved sufficiently, to support  projections or conclusions (beyond risk factor disclosure) about trends or likely future effect on the Company’s financial condition and results of operations.

As our India operations mature, we will continue to consider appropriate disclosure regarding any resulting trends or uncertainties, as well as the effect of our India operations on our financial condition and results of operations.

Liquidity and Capital Resources, page 30

2.
We note significant changes that materially affected your operating cash flows at December 31, 2006 that have not been discussed.  For example, accounts receivable increased 16% and deferred revenue decreased 8%, while revenues increased 12%.  In addition, we note material decreases in prepaid and other current assets and accrued compensation that have not been explained.  Explain the reasons underlying these material changes.  In addition, clarify for us that your liquidity and capital resources discussion includes all known trends, events or uncertainties, which are reasonably likely to impact future liquidity.  We refer you to Section IV of SEC Release No. 33-8350 for guidance.

We did not provide further discussion regarding the changes in operating cash flows because the fluctuations in the relevant balance sheet accounts are primarily due to the timing, as applicable, of either cash receipts or disbursements or the result of fluctuations in revenue, which we discuss elsewhere in MD&A.  For example, we discuss fluctuations in revenue in the "Results of Operations" section of MD&A.  Because the timing of cash receipts and disbursements can fluctuate greatly at a period-end and these changes were not indicative of any material positive or adverse trends, we did not provide additional disclosure of these changes. However, we note the Staff's comment and beginning with our Form 10-Q for the quarterly period ended September 30, 2007, we will enhance disclosure in the liquidity and capital resources section of MD&A of the reasons underlying material changes in our operating cash flows.

Additionally, we confirm to the Staff that our liquidity and capital resources discussion includes all material known positive or adverse trends, events or uncertainties, which are reasonably likely to impact future liquidity.

Consolidated Statement of Operations, page 35

3.
We note that the Company enters into multiple-element arrangements for which you are able to reasonably establish VSOE for the undelivered elements, bundled arrangements that are not separable because of the absence of VSOE and arrangements that are accounted for under SOP 81-1.  We further note that the Company aggregates revenue (and the related cost of sales) for systems and services in one caption on the face of the Consolidated Statements of Operations.  For the multiple-element arrangements for which you are able to reasonably establish VSOE, tell us how you considered presenting separate line items for systems and services revenue and the related cost of sales pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X.  Further, tell us how you considered presenting a revenue line item for your bundled arrangements and your SOP 81-1 contracts for which 97-2 prohibits separation of the total arrangement fee for revenue recognition purposes.  Also you should include a footnote description to inform investors of the nature of the various revenue line items.  Clarify for us, how your current classification complies with this guidance.

We have considered the guidance set forth in Rule 5-03 of Regulation S-X regarding the separate classification of product and service revenues in our statement of operations.

We evaluate whether to present our software and related services in separate captions within our statement of operations.  Following is a discussion of the basis for the classification of the various elements of our software license arrangements in the statement of operations:

•
For our traditional software contracts that involve multiple element arrangements, we recognize software license revenue for the substantial majority using the SOP 98-9 residual method upon the delivery of the software provided that (1) there is evidence of an arrangement, (2) the fee is fixed or determinable and (3) collection of our fee is considered probable.  The amount of software license revenues related to traditional software contracts is $20.9 million, $20.6 million and $13.4 million for the years ended December 31, 2006, 2005 and 2004, respectively, which represent 5%, 5% and 4%, respectively, of total revenues.

•
We also enter into revenue contracts that contain a perpetual software license element accounted for as a subscription arrangement pursuant to paragraphs 48 and 49 of SOP 97-2.  Accordingly, both the software license and maintenance revenues are recognized ratably over the term of the arrangement.  We believe that the classification of these revenues in our single revenue caption is consistent with the revenue recognition method for these contracts.

•
In certain instances, we enter into multiple element arrangements whereby the software license fees and professional service revenues are accounted for using the percentage-of-completion method.  We believe that the classification of these revenues in our single revenue caption is consistent with the revenue recognition method for these contracts.

Additionally, we believe that the presentation of revenue from our subscription and percentage-of-completion contracts, along with our other services revenue, in a single caption is appropriate since these arrangements follow a relatively similar attribution pattern of recognition of revenue over time, either ratably or as services are performed.  Further, we do not separately track the costs for each of our different types of services revenue and do not present a separate gross margin caption for each of the elements within our contracts.  Considering this, we believe that an allocation of costs to each type of services revenue may be inappropriate and is not meaningful to the reader.  Accordingly, given these facts, as well as considering that software license revenues in our traditional software contracts represent less than 10% of total revenues in each of 2006, 2005 and 2004, we believe that our presentation of a single caption "systems and services" in our statement of operations complies, in all material respects, with the guidance set forth in Rule 5-03 of Regulation S-X.

Beginning with our Form 10-Q for the quarterly period ended September 30, 2007, we intend to expand our disclosure as follows:

"With the exception of hardware revenues, we classify our revenues in one caption (systems and services) in our statement of operations since the amount of license revenue related to traditional software contracts is less than 10% of total revenues and the remaining revenue types included in this caption relate to bundled subscription arrangements and other services arrangements that have similar attribution patterns for revenue recognition.”

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, page 38

4.
We note your disclosure where you indicate VSOE of fair value for maintenance services is based on substantive renewal prices and recognized ratably over the maintenance period.  Please explain and disclose how you considered the guidance in paragraph 10 of SOP 97-2 in concluding that you can reasonably estimate VSOE for such services.  Also, address the issue that if the renewal rates vary from customer to customer, how you can reasonably estimate fair value.

We determine VSOE of fair value for maintenance services by reference to the price the customer will be required to pay when maintenance is sold separately (that is, the contractually stated renewal rate).  We believe our methodology complies with the guidance set forth in paragraphs 10 and 57 of SOP 97-2, as well as TPA 5100.52.

Our software license contracts stipulate a maintenance renewal rate.  The maintenance renewal rate is the customer's then current contractual fee increased by an annual inflation adjustment.  We believe that determining whether a renewal rate is substantive is a matter of judgment.  Furthermore, we believe that the VSOE of fair value for maintenance can be established based on the contractually stated renewal rate.  In determining whether our maintenance fees are substantive, we consider as a data point our substantial history of customer maintenance renewals.  We perform a periodic analysis of our maintenance contract renewals, to support that our customers renew the maintenance services at the renewal rate stipulated in the original contract.  Our most recent analysis showed that our customers renewed over 95% of the software maintenance that came up for renewal during the year ended December 31, 2006.  Accordingly, we believe that we have VSOE of fair value of our maintenance pursuant to paragraphs 10 and 57 of SOP 97-2 and that our renewal rates are substantive.  In addition, as it relates to pricing our maintenance services, our business practice is to base our maintenance renewal rate on a percentage of the software license fees stipulated in our contracts across our customer base.  However, we are mindful that as our go-to-market strategies might evolve in the future, we may need to evaluate the maintenance renewal rates based on differing classes of customers, geography for our customers, or other factors, as appropriate.

5.
Clarify for us whether the software license included in your subscription contracts is a term license.  Tell us the period of the initial PCS included in the subscription contract (i.e., 1 year, co-terminus with the license period, etc.).  If the term of the bundled PCS period is less than the license term, tell us how your determine VSOE for PCS for such arrangements.  Specifically tell us how you considered TPA 5100.54 in accounting for such arrangements or tell us the specific guidance you relied upon.  If the term of the PCS is equal to the license term in your subscription arrangements, and the Company does not sell the subscription license apart from the PCS, explain to us how the VSOE of fair value can be determined for either of these elements.  Tell us how your determination of VSOE for the PCS complies with paragraph 10 of SOP 97-2 and supports your use of the residual method.  Further, absent a determination of VSOE, tell us how your accounting complies with paragraph 12 of SOP 97-2.

The software license included in substantially all of our subscription contracts is a perpetual license to our software.  Accordingly, we do not apply the provisions of TPA 5100.54 to the accounting for these perpetual license arrangements.  Our subscription contracts which contain perpetual license arrangements provide for the right to unspecified additional future software products and/or unspecified platform transfer rights during the stated term of the arrangement. Accordingly, we apply the ratable recognition model suggested in paragraph 49 of SOP 97-2.

In a limited number of instances in the past (all prior to 2005), we did enter into subscription contracts that contained multi-year term license arrangements whereby the initial term of the license was two years and the initial term of the maintenance was one year.  The term license contained a cancellation privilege that expired ratably over the term and therefore our accounting for the license was ratable over the term.  For each of the three years ended December 31, 2006, subscription revenues recognized related to these arrangements was less than 3% of total revenue in each year.

We respectfully refer you to our response to comment #4 regarding our determination of VSOE of fair value for maintenance.

Note 3.  Review of Stock Option Practices and Restatements of Consolidated Financial Statements, page 45

6.
Tell us how you considered including disclosure of the information required by paragraph 45.c.2 of SFAS 123 to provide the total restated stock-based compensation cost that should have been reported each fiscal year as well as a reconciliation of the total restated stock-based compensation cost to the cumulative adjustment to opening retained earnings.  We refer you to guidance at http://www.sec.gov/divisions/corpfin/guidance/oilgasltr012007.htm.

We note the Staff's comment.  For the years ended December 31, 2005 and 2004, the disclosures of total restated stock-based compensation cost that should have been reported each fiscal year are included as a separate line item in the consolidated statements of cash flows and in Note 4 to our consolidated financial statements.  The reconciliation of the adjustments to stock-based compensation cost to the cumulative adjustment to opening retained earnings is included in Note 3 (under the "Adjustments" subheading) to our consolidated financial statements.  There is no restatement of stock-based compensation in 2006.

We note that we omitted disclosure of total restated stock-based compensation expense for each annual period preceding the year ended December 31, 2004.  In Item 6, Selected Financial Data, we have provided columnar disclosure ("as previously reported", "adjustments", "as restated") for each of the years ended December 31, 2005, 2004, 2003 and 2002.  Additionally, we have disclosed the adjustments to stock-based compensation expense for the years ended December 31, 2001, 2000 and 1999.

We respectfully submit that while we omitted disclosure of the data noted above, we believe that the disclosure of total restated stock-based compensation expense, broken out for each of the five years ended December 31, 2003 is not material (the cumulative effect adjustment of $10.5 million as of January 1, 2004 is approximately 4% of accumulated deficit and approximately 3% of APIC).  Accordingly, we believe that our 2006 Form 10-K materially complies with the applicable disclosure requirements, and is sufficient in providing the investor with the information necessary to fully understand the nature and financial statement impact of the restatement.

*  *  *

In response to the Staff’s request, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (561) 322-4655.

Sincerely,

/s/ Robert J. Colletti
______________________________
Mr. Robert J. Colletti
Senior Vice President and
Chief Financial Officer

cc: Ms. Megan Akst, Senior Staff Accountant
Ms. Kari Jin, Staff Accountant
Mr. Brian W. Copple, Esq. (Eclipsys)
Mr. Robert M. Saman, Esq. (Eclipsys)